21 September 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 14 September 2026 to 18 September 2026 it purchased through ABN AMRO Bank N.V. a total of 736,740 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
14/09/2026	144,391	2631	2545	2596.7549
15/09/2026	148,391	2619	2488	2530.7219
16/09/2026	147,421	2534	2492	2515.7835
17/09/2026	147,385	2593	2541	2566.2134
18/09/2026	149,152	2562	2494	2526.6917

Following the settlement of the above transactions, RELX PLC holds 84,577,940 ordinary shares in treasury, and has 1,744,496,644 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 80,470,068 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/9579S_1-2026-9-1.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66